Exhibit 8.1

List of Subsidiaries

Subsidiaries:	Jurisdictionof Incorporation

Chongqing Daqo New Energy Co., Ltd.	People’sRepublic of China
Nanjing Daqo New Energy Co., Ltd.	People’sRepublic of China
Daqo Solar Energy North America	UnitedStates of America
Xinjiang Daqo New Energy Co., Ltd.	People’sRepublic of China
Dago New Energy Holdings (Canada) Ltd.	Ontario,Canada

Variable Interest Entity:
Daqo New Material Co. Ltd.	People’sRepublic of China